UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-13179
     A. Full title of the plan and address of the plan, if different from that of the issuer named below:
FLOWSERVE CORPORATION RETIREMENT SAVINGS PLAN
     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
FLOWSERVE CORPORATION
5215 North O’Connor Blvd.,
Suite 2300
Irving, TX 75039

REQUIRED INFORMATION
          The Flowserve Corporation Retirement Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
          Item 4. In lieu of the requirements of Items 1, 2 and 3 of Form 11-K, the following financial statements and schedules of the Plan (which have been prepared in accordance with the financial reporting requirements of ERISA), notes thereto, and Reports of Independent Registered Public Accounting Firms thereon are being filed as Exhibit 99.1 to this Form 11-K:
(a)	Reports of Independent Registered Public Accounting Firms.

(b)	Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005.

(c)	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006.

(d)	Notes to Financial Statements.

(e)	Form 5500, Schedule H; Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006.

(f)	Form 5500, Schedule H; Line 4j – Schedule of Reportable Transactions for the Year Ended December 31, 2006.
          The Consent of Independent Registered Public Accounting Firm to the incorporation by reference of the foregoing financial statements and Report of Independent Registered Public Accounting Firm in the Registration Statements on Form S-8 pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

SIGNATURES
INDEX TO EXHIBITS
Consent of Independent Registered Public Accounting Firm
Consent of Independent Registered Public Accounting Firm
Annual Financial Statements

SIGNATURES
          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Investment Committee of Flowserve Corporation, which administers the Plan, has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

Flowserve Corporation Retirement Savings Plan

/s/ Ronald F. Shuff
Date: June 29, 2007	Ronald F. Shuff
Authorized member of the Pension and
Investment Committee

INDEX TO EXHIBITS
     The following Exhibits are being filed with this Annual Report on Form 11-K:
Exhibit
23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Independent Registered Public Accounting Firm.

99.1	Annual Financial Statements of the Flowserve Corporation Retirement Savings Plan as of December 31, 2006 and 2005 and for the year ended December 31, 2006 with Reports of Independent Registered Public Accounting Firms.